As filed with the Securities and Exchange Commission on January 4, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Subject Company)
EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Person(s) Filing Statement)
Shares of Class A Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Steven Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039
(203) 352-4400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Michael L. Zuppone, Esq.
Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information
(a) Name and Address. The name of the subject company is Excelsior LaSalle Property Fund, Inc., a Maryland corporation (the “Fund”). The address and telephone number of the principal executive offices of the Fund are 225 High Ridge Road, Stamford, CT, 06905-3039, (203) 352-4400.
(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Fund’s Class A Common Stock, $.01 par value per share (the “Shares”). As of December 31, 2010, there were 4,135,635 Shares outstanding.

Item 2.	Identity and Background of Filing Person
(a) Name and Address. The Fund is the filing person. The name, address and telephone number of the Fund is set forth in Item 1 above.
(d) Tender Offer. This Schedule 14D-9 relates to the Offer to Purchase (the “Offer”) dated December 21, 2010, by MPF Flagship Fund 14, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Fund 7, LLC; MPF DeWaay Fund 5, LLC; MPF Blue Ridge Fund I, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 24, LLC; and MacKenzie Patterson Fuller, LP (collectively, “MPF”) to purchase up to 210,000 Shares at a purchase price equal to $10 per Share, less the amount of any dividends declared or made with respect to the Shares between December 21, 2010 and January 31, 2011 or such other date to which the Offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2010 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “Offer”), as set forth in MPF’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2010 and amended on December 23, 2010 and December 28, 2010 (as amended, the “Schedule TO”).
According to the Schedule TO, the address and principal executive offices of MPF is 1640 School Street, Moraga, California 94556, and its telephone number is (925) 631-9100.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Fund or its affiliates and (i) the Fund’s executive officers, directors or affiliates or (ii) and MPF and its executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed under the headings “Compensation—Director Compensation” and “Transactions With Related Persons And Certain Control Persons” in the Fund’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2010 (the “2010 Proxy Statement”), which sections are filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference. The 2010 Proxy Statement was previously delivered to all of the Fund’s stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation
(a) Recommendation. The information set forth in the letter to stockholders, dated January 4, 2010 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to the Stockholders, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Fund, none of the Fund’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used
To the knowledge of the Fund, neither the Fund nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to the stockholders in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company
No transactions in the Shares have been effected during the last 60 days by the Fund or, to the knowledge of the Fund, by any executive officer, director, affiliate or subsidiary of the Fund.

Item 7.	Purposes of the Transaction and Plans or Proposals
(a) Except as set forth in this Schedule 14D-9, the Fund is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Fund’s Shares by the Fund, any subsidiary of the Fund or any other person.
(b) Except as set forth in this Schedule 14D-9, the Fund is not undertaking and is not engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any subsidiary of the Fund, (ii) any purchase, sale or transfer of a material amount of assets of the Fund or any subsidiary of the Fund or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.
(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended, regarding, among other things, the future value of our Shares and prospects and our ability to negotiate a new line of credit. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Factors that could cause us not to realize our plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Fund’s 2009 Form 10-K and our periodic reports filed with the SEC, including risks related to: (i) the current global financial crisis; (ii) risks related to student-oriented apartment communities; (iii) commercial real estate ownership; (iv) competition for attractive investments; (v) performance of the Manager and the Advisor; (vi) our ability to use leverage; (viii) the loss of key personnel by the Manager or the Advisor; (vii) compliance with the Exchange Act; (ix) our failure to achieve our return objectives; (x) the impact of co-tenancy provisions; (xi) defaults by significant tenants; (xii) compliance with environmental laws; (xiii) the possible development of harmful mold at our properties; (xiv) our ability to sell Shares and the illiquidity of our Shares; (xv) terrorist attacks; (xvi) the adequacy of our insurance; (xvii) the extent to which our investments are diversified; (xviii) our joint investments with third parties; (xix) the structure of the fees payable to the Manager and the Advisor; (xx) our qualification as a “venture capital operating company” under ERISA; (xxi) our ability to remain exempt from the registration requirements of the Investment Company Act, and (xxii) our ability to qualify as a REIT. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9.	Exhibits
The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCELSIOR LASALLE PROPERTY FUND, INC.
/s/ James D. Bowden
	Name:	James D. Bowden
Date: January 4, 2011	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(2)*	Letter to Stockholders of the Fund, from James D. Bowden, President and Chief Executive Officer of the Fund dated as of January 4, 2011

(a)(5)
The information contained under the headings “Compensation—Director Compensation” and “Transactions With Related Persons and Certain Control Persons” in the Fund’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2010 is incorporated herein by reference

(e)(1)
Amended and Restated Management Agreement by and between Excelsior LaSalle Property Fund, Inc. and UST Advisers, Inc., dated as of June 19, 2007 (Incorporated by reference to Exhibit 10.1 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 7, 2008)

(e)(2)**
Letter Agreement by and between U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of June 16, 2004 (Incorporated by reference to Exhibit 10.3 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

(e)(3)
Letter Agreement by and between U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 8, 2004 (Incorporated by reference to Exhibit 10.4 to the Fund’s Registration Statement on Form 10 filed with the SEC on April 28, 2006)

(e)(4)**
Investment Advisory Agreement by and among Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.5 to the Fund’s Registration Statement on Form 10 filed with the SEC on April 28, 2006)

(e)(5)
Letter Agreement by and among Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.6 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

(e)(6)
Investment Advisory Agreement Assumption Agreement by and among Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A., LaSalle Investment Management, Inc. and UST Advisers, Inc. dated as of December 16, 2005 (Incorporated by reference to Exhibit 10.7 to the Fund’s Registration Statement on Form 10 filed with the SEC on April 28, 2006)

Exhibit No.	Description
(e)(7)
Excelsior LaSalle Property Fund, Inc. Expense Limitation and Reimbursement Agreement, by and between Excelsior LaSalle Property Fund, Inc. and Bank of America Capital Advisors LLC, dated as of January 7, 2010 (Incorporated by reference to Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed with the SEC on January 8, 2010)

(e)(8)
Amendment No. 1 to Amended and Restated Management Agreement, dated December 4, 2009, by and between Excelsior LaSalle Property Fund, Inc. and Bank of America Capital Advisors, Inc., dated as of June 19, 2007 (Incorporated by reference to Exhibit 10.15 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

(e)(9)
Amendment to the Investment Advisory Agreement by and among Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 15, 2005 (Incorporated by reference to Exhibit 10.16 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Fund and filed herewith.

**
Portions of these exhibits have been omitted and filed separately with the Securities and Exchange Commission (the “SEC”) pursuant to confidential treatment requests filed with and approved by the SEC under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.